Exhibit 99.1

Renren Inc. to Hold Annual General Meeting on August 24, 2012

Beijing, China, June 28, 2012—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), the leading real-name social networking internet platform in China, today announced that it will hold its annual general meeting of shareholders at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, China on August 24, 2012 at 10:00 a.m. (local time).

No proposal will be submitted for shareholder approval at the annual general meeting.  Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on June 29, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

In order to assist us in our preparation for the annual general meeting, please RSVP by email to ir@renren-inc.com.

The Company has filed its annual report on Form 20-F (the “20-F”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2011, with the U.S. Securities and Exchange Commission (the “SEC”). The 20-F can be accessed on the investor relations section of the Company’s website at http://ir.renren-inc.com. Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the 20-F free of charge upon request in writing to Investor Relations Department, Renren Inc., 23/F, Jing An Center, 8 North Third Ring Road East, Beijing 100028, People’s Republic of China, or by email to ir@renren-inc.com.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, the social commerce website Nuomi.com, and the video-sharing website 56.com. Renren’s American depositary shares, each of which represents three Class A ordinary shares, currently trade on NYSE under the symbol “RENN”. Renren had approximately 154 million activated users as of March 31, 2012.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com